SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549




                             SCHEDULE 13G

        Information Statement pursuant to Rule 13d-1 and 13d-2

                           (AMENDMENT NO.4)

                          The Beard Company

                           (NAME OF ISSUER)

                             COMMON STOCK

                    (TITLE OF CLASS OF SECURITIES)

                               07384R309

                            (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement [ ]: (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON

      The Beard Group 401(k) Plan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 73-1284770


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A)    [ ]
                                                         (B)    [ ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Oklahoma




NUMBER OF SHARES BENEFICIALLY OWNED AS OF DECEMBER 31, 1998 BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER                        -0-
6.  SHARED VOTING POWER                  252,977
7.  SOLE DISPOSITIVE POWER                   -0-
8.  SHARED DISPOSITIVE POWER             252,977


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     252,977
    (Not to be construed as an admission of beneficial ownership)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                                                [  ]
                                                           [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       9.83%

12. TYPE OF REPORTING PERSON*

    EP

Item 1 (a)     Name of Issuer:

               THE BEARD COMPANY

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               5600 North May, Suite 320
               Oklahoma City, Oklahoma 73112

Item 2 (a)     Name of Person Filing:

               The Beard Group 401(k) Plan

Item 2 (b)     Address of Principal Business Office:

               100 North Broadway Avenue Oklahoma City, Oklahoma 73102

Item 2 (c)     Citizenship:

               Oklahoma

Item 2 (d)     Title of Class of Securities:

               Common Stock, par value $.001

Item 2 (e)     CUSIP Number:

               07384R309

Item 3         Type of Reporting Person:

               Not Applicable

Item 4         Ownership as of December 31, 1998:

       (a)     Amount Beneficially Owned:

               252,977 shares

       (b)     Percent of Class:

               9.83%

       (c)     Deemed Voting Power and Disposition Power:

               (i)  sole power to vote or to direct the vote            -0-
              (ii)  shared power to vote or to direct the vote      252,977
             (iii)  sole power to dispose or to direct the
                    disposition of                                      -0-
              (iv)  shared power to dispose or to direct the
                    disposition of                                  252,977

Item 5         Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6         Ownership of More than Five Percent on behalf of Another Person:

               Participants in THE BEARD GROUP 401(k) PLAN have the right to direct the receipt of dividends from, and all proceeds of sale of, shares of Common Stock in accordance with the terms of the Plan, and in accordance with applicable law.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8         Identification and Classification of Members of the
               Group:

               Not Applicable

Item 9         Notice of Dissolution of Group:

               Not Applicable

Item 10        Certification:

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


          Date:  February 5, 1999


          Signatures:              THE BEARD GROUP 401(k) PLAN

                                   By:  BANK ONE Trust Company, N.A.,
                                        Trustee

                                             PHYLLIS SYTH
                                   By:       Phyllis Syth
                                   Title:    Vice President

                     ACKNOWLEDGMENT - 1998 SCHEDULE 13G

     I, Phyllis Syth, do hereby acknowledge and adopt my signature as typed on the Schedule 13G, Amendment No. 4, filed electronically with the Securities and Exchange Commission on behalf of The Beard Group 401(k) Plan, as required by 17 C.F.R.
Section 232.302(b), on this 5th day of February, 1999.


                                 PHYLLIS SYTH
                                 Phyllis Syth